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                                                                    Exhibit 99.5

                [LETTERHEAD OF HELLER EHRMAN WHITE & McAULIFFE]

                                March 18, 1996

  Special Committee of the Board of Directors
   Mr. Jack D. Steele
   Mr. Vern O. Curtis
  Storage Properties, Inc.
  600 No. Brand Boulevard
  Glendale, California 91221

  Public Storage, Inc.
  600 No. Brand Boulevard
  Glendale, California 91221

       Re: Merger of Storage Properties, Inc. ("SPI") into Public Storage, Inc. ("PSI")

  Ladies and Gentlemen:

       You have requested our opinion concerning the interpretation of certain of the termination and fee provisions under the Advisory Agreement dated June 23, 1989 (the "Advisory Agreement") between SPI and PS Properties Advisors, Inc. (the "Advisor") in connection with the merger of SPI into PSI (the "Merger"). The defined terms used in the Advisory Agreement have the meanings given to those terms in the SPI prospectus dated June 23, 1989 (the "Prospectus"). PSI manages its own properties and SPI's retention of the Advisor will conclude at the time of the Merger. Because the Advisor has previously merged into PSI, any fee payable to the Advisor in connection with the Merger would be paid by a reduction in the shares of PSI that the shareholders of SPI would otherwise receive.

       Certain of the officers and directors of PSI are also officers and directors of SPI. PSI and SPI may be considered affiliates of each other. Each of PSI and SPI are California corporations. We assume that the transaction will satisfy the "interested person" requirements of California Corporations Code (S) 310. Consistent with that assumption, we understand that (i) SPI's board has formed a special committee of its "outside" directors to consider this transaction (the "Special Committee"), (ii) the Special Committee has received appraisals and favorable fairness opinions from one or more qualified experts concerning the Merger, (iii) SPI has imposed as a condition to the Merger that the holders of a majority of the shares of SPI voting at the shareholders meeting not held by PSI approve the Merger, and
  (iv) any proxy materials received by the SPI shareholders will disclose the payment to PSI resulting from the Advisory Agreement.
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Storage Properties, Inc.
 Special Committee,
 Board of Directors,
Public Storage, Inc.
March 18, 1996
Page 2


  TERMINATION RIGHTS

       SPI and the Advisor each have the right to terminate the Advisory Agreement without breach under (S) 18, upon 60 days' written notice:

       "This Agreement shall continue in force until the fifth anniversary of the date of this Agreement[/1/], and thereafter shall be automatically extended for successive two-year periods year to year unless terminated with or without cause, by a majority of the Board of Directors upon 60 days' written notice. This Agreement may be terminated by the Advisor on 60 days written notice."

       This provision does not place any limitations on the right of either party to terminate, other than the 60 day notice provision.

  APPLICATION OF FEE PROVISION

       The Advisory Agreement provides two possible formulas for the payment of fees upon the conclusion of the Advisor's services at the time of the Merger. In the event of the "termination" of the Advisory Agreement under Section 18,
  Section 20 of the Advisory Agreement provides a formula for SPI to purchase the Advisor's future interest in payments under the Advisory Fee (the "Termination Fee"). We understand and assume that the amount that would be payable under this provision would exceed the amount payable as 20% of Cash From Sales or Refinancing, as discussed below. As discussed above, the Advisor has the absolute right to trigger the payment of this fee at any time, upon 60 days notice.

       Section 11(c) of the Advisory Agreement has an alternative fee provision. It provides that after certain thresholds have been met, "the Advisory Fee shall equal 20% of Net Cash Flow and 20% of Cash from Sales or Refinancing" (the "Sales Fee"). The Prospectus defines "Cash from Sales or Refinancing" as follows:

       "... net proceeds to the Company from all sales, exchanges and financings of Company properties, less payment of indebtedness relating to such properties and adequate cash reserves from such net proceeds for other obligations of the Company for which there is no provision (other than payment of the Advisory Fee)."

       The Merger should activate the application of the Sales Fee payable with respect

- --------------------
/1/ The Advisory Agreement was entered into on June 23, 1989 and the five year period therefore expired on June 23, 1994.
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Storage Properties, Inc.
 Special Committee,
 Board of Directors,
Public Storage, Inc.
March 18, 1996
Page 3


  to Cash from Sales or Refinancing.  The Merger will not generate any cash.
  The shareholders of SPI will receive stock in PSI. Although the name of the defined term "Cash from Sales or Refinancing" uses the word "cash," the definition itself does not use that word and does not require the existence of cash. Instead it refers to "proceeds" of specified events and would apply to any consideration received by SPI upon any of the specified events.

       The events specified in the defined term "Cash from Sales or Refinancing" do not specifically include a merger. Nevertheless, the defined term should apply to a merger transaction. The substance of a stock merger is the exchange of the assets of the disappearing company for stock in the surviving company and the distribution of that stock to the shareholders of the disappearing company. The definition of Cash from Sales or Refinancing provides for the payment of this fee to the Advisor upon material financial events. Because the substance of the merger is the same as the substance of the specific financial events named in the definition, a court should interpret the reference in the definition to an "exchange" or a "sale" to include a merger.

       The events specified in the defined term "Cash from Sales or Refinancing" do not specifically include a transaction with an affiliate. Nevertheless, the defined term should apply to a transaction with an affiliate, provided that the conditions of California Corporations Code (S) 310(a)(1) or California Corporations Code (S) 310(a)(2), or both, are satisfied.

  CONCLUSION

       The Advisor has the right to terminate the Advisory Agreement and demand the Termination Fee provided for in Section 20 of the Agreement. The Termination Fee would exceed the Sales Fee. A court should hold that, unless PSI triggers the Termination Fee, the Advisor is entitled to the Sales Fee in connection with the Merger, taking into account the fact that PSI may be considered an affiliate of SPI.

                                Very truly yours,


                                /s/ Heller Ehrman White & McAuliffe


  cc:  Robert A. Stanger & Co., Inc.